Annie LeBlanc
(214) 953-6162 (Direct Dial)
(214) 661-6822 (Direct Fax)
aleblanc@jw.com

July 6, 2007

Christina Chalk
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C. 20549

Re:
CLST Holdings, Inc.
PRRN14A filed on June 25, 2007 by Timothy S. Durham, Manoj Rajegowda and Robert A. Kaiser
PREC14A filed on June 21, 2007 by Timothy S. Durham, Manoj Rajegowda and Robert A. Kaiser
SEC File No. 0-22972

Dear Ms. Chalk:

We are in receipt of your letter dated July 2, 2007, regarding your review of the proxy statement filed on behalf of Timothy S. Durham, Manoj Rajegowda and Robert A. Kaiser for the upcoming board election of CLST Holdings, Inc. (the “Company”). This letter will respond to your questions and provide the supplemental information that you requested. For your convenience, we have repeated each of the comments set forth in your letter and followed each comment with the response of our client.

PRRN14A filed on June 25, 2007

General

1.	For Ease of reference, please paginate your revised proxy statement.

RESPONSE: As requested, we have paginated the revised proxy statement.

2.
Item 5 of Schedule 14A requires you to describe the interests of all participants in this solicitation, whether by share ownership or otherwise. Please expand the disclosure in the proxy statement to describe all possible interests of the participants in this solicitation not shared in common with all other shareholders. For example, we note that the participants are affiliated with other companies which may have or have had business relationships with the Company.

Christina Chalk
July 6, 2007

RESPONSE: Our client and the other participants named in the proxy statement have considered the disclosures in the proxy statement in light of Instruction 3 of Item 4 of Schedule 14A, which in relevant part describes a “participant” as:

…

(ii) Any director of the registrant, and any nominee for whose election as a director proxies are solicited;

(iii) Any committee or group which solicits proxies, any member of such committee or group, and any person whether or not named as a member who, acting alone or with one or more other persons, directly or indirectly takes the initiative, or engages, in organizing, directing, or arranging for the financing of any such committee or group;

(iv) Any person who finances or joins with another to finance the solicitation of proxies, except persons who contribute not more than $500 and who are not otherwise participants;

(v) Any person who lends money or furnishes credit or enters into any other arrangements, pursuant to any contract or understanding with a participant, for the purpose of financing or otherwise inducing the purchase, sale, holding or voting of securities of the registrant by any participant or other persons, in support of or in opposition to a participant; except that such terms do not include a bank, broker or dealer who, in the ordinary course of business, lends money or executes orders for the purchase or sale of securities and who is not otherwise a participant; and

(vi) Any person who solicits proxies.

Messrs. Durham, Rajegowda and Kaiser are affiliated for certain purposes with various other business entities, including Obsidian Enterprises, Inc. and Fair Holdings, Inc. with respect to Mr. Durham, and MC Investment Partners, LLC with respect to Mr. Rajegowda. However, none of these other entities has business or other relationships with the Company which should cause them to be participants in this solicitation as defined in Instruction 3 of Item 4 of Schedule 14A.

Christina Chalk
July 6, 2007

3.
Include a “Background” section in the proxy statement describing all of your nominees’ contacts with the Company and the events (other than those described under “Reasons why Durham is seeking to elect the entire Board of Directors of CLST”). In particular, explain how current Company director Robert A. Kaiser came to be associated with Mr. Durham and others and is not running on the Company’s slate.

RESPONSE: Please see the section entitled “Background” beginning on page 4 for a description of all of the nominees’ contacts with the Company and the events, including how Mr. Kaiser came to be associated with Mr. Durham and others and why he is not running on the Company’s slate.

4.
See our last comment above. In your discussion of the circumstances surrounding your nominee Robert A. Kaiser and his prior relationship with the Company, provide additional clarification about why Mr. Kaiser resigned as President and Chief Executive Officer of the Company in March 30, 2007, and how and why he became entitled to the $3,620,000 paid to him by the Company in connection with his resignation.

RESPONSE: Please see the eighth paragraph of page 4 of the section entitled “Background” for a description of the circumstances surrounding the nomination of Mr. Kaiser and his relationship with the Company, including why Mr. Kaiser resigned from the Company as President and Chief Executive Officer on March 30, 2007. We have also included a description of how and why Mr. Kaiser became entitled to the $3,620,000 payment in connection with his resignation.

5.	See our last two comments above, the fact that Mr. Kaiser is currently a director of the Company should be more prominently disclosed earlier in the proxy statement.

RESPONSE: We have added references to the fact that Mr. Kaiser is currently a director on page 4 in the first and second paragraphs of the section entitled “Background” in order to more prominently disclose that such nominee is currently a director of the Company. In addition, the fifth paragraph on page 6 of the same section now describes why Mr. Kaiser was not included in the Company’s current slate of director nominees.

6.
In addition to describing the participants’ contacts with the Company, describe their contacts and communications with other shareholders concerning this solicitation and any other matters related to the Company.

RESPONSE: Please see the section entitled “Background,” beginning on page 4 for a description of the participants’ contacts and communications with Company stockholders concerning this solicitation and any other matters related to the Company.

Christina Chalk
July 6, 2007

Cover Page

7.	List the names of all participants (not just the three nominees) on the cover page of the proxy statement.

RESPONSE: We believe that the cover page correctly states the names of all participants in this proxy solicitation. Please see our response to your third question above.

Reasons why Durham is Seeking to Elect the Entire Board of Directors of CLST

8.
Provide more specifics about your nominees’ proposed agenda if they are elected to the Board. In particular, explain why Mr. Kaiser, who is already a member of the Board, has not been able to or has not sought to, accomplish these actions in his current position.

RESPONSE: Please see the section entitled “Reasons Why Durham is Seeking to Elect the Entire Board of Directors of CLST” beginning on page 7 for more information on the nominees’ proposed agenda if they are elected to the board and why Mr. Kaiser has not been able to accomplish these actions in his current position with the Company. In particular, we draw your attention to the third paragraph on that page and the first paragraph on page 8. We have been advised by Messrs. Durham, Rajegowda and Kaiser that their agenda is prospective and not concrete. They expect to look anew at the Company and the implementation of the plan of liquidation and determine whether other actions consistent with the plan of liquidation could be taken to maximize stockholder value.

9.	At the end of the next paragraph in this section, briefly summarize the results of the lawsuit filed by Mr. Durham against the Company on May 25, 2007.

RESPONSE: Please see page 6 of the section entitled “Background” for the latest information on the lawsuit filed by Mr. Durham against the Company on May 25, 2007. No hearings have been held since June 5, 2007, and at this time Mr. Durham has deferred asking the court for any additional hearings.

Voting and Proxy Procedures - Quorum

10.
You state that if a quorum is not present at the annual meeting, you will use proxies solicited to vote for adjournment. However in order to do so, you must include a separate box on the proxy card whereby shareholders grant you this authority. In addition, include an explanatory section in the proxy statement.

RESPONSE: We have removed the reference stating that proxies solicited would be used to vote for adjournment if a quorum is not present at the annual meeting. Accordingly, we have not included a separate box on the proxy card whereby stockholders grant Mr. Durham the specific authority to vote for adjournment nor have we added any explanatory language as to this matter.

Christina Chalk
July 6, 2007

Revocation of Proxies

11.	We don’t understand your reference to “approval of other proposals described herein.” Please advise or revise.

RESPONSE: The inclusion of a reference to “approval of other proposals described herein” was inadvertent. As a result, this language was removed.

Solicitation of Proxies; Expenses

12.	Since you disclose that you will seek reimbursement from the Company for expenses incurred in filing the lawsuit in Delaware court, quantify these costs.

RESPONSE: Please see the section entitled “Solicitation of Proxies; Expenses” beginning on page 11 for the estimated costs related to the filing of Mr. Durham’s lawsuit in Delaware Court. The costs incurred to date are approximately $15,000.

13.	Clarify your reference to seeking a no-action letter or order from the SEC in this section. For what purpose would you seek such an order? We may have further comment.

RESPONSE: The inclusion of a reference to seeking a no-action letter or order from the SEC under “Solicitation of Proxies; Expenses” was inadvertent. As a result, this language was removed.

Other Participant Information

14.	Provide the background information for each of the other participants listed here other than the nominees. In addition, clarify the role of the non-nominee participants in this solicitation.

RESPONSE: Because we believe there are no other participants than the nominees, Messrs. Durham, Kaiser and Rajegowda, we have not included any additional information on other participants. Please see our response to your third question above.

15.
Clarify the role of MC Investment Partners in this solicitation. In this regard, we note that MC Investment Partners is a significant shareholder in the Company, and its employee, Mr. Rajegowda, is a nominee. Why isn’t MC Investment Partners a participant in the solicitation?

RESPONSE: We believe that MC Investment Partners LLC is not a participant in this solicitation as we have been advised that it has taken none of the actions required under Instruction 3 of Item 4 of Schedule 14A to qualify as a “participant.” Please see our response to your third question above.

Christina Chalk
July 6, 2007

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting decision. Since the filing persons are in possession of all facts relating to the relevant disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant in this solicitation acknowledging that:

•	such participant is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	such participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE: Please see the letters from Messrs. Durham, Rajegowda and Kaiser, filed with the revised proxy statement with respect to this comment.

If you have any questions, please call me at 214-953-6162.
Sincerely,

/s/ Annie LeBlanc
Annie LeBlanc

cc:	Jeffrey M. Sone, Esq. Timothy S. Durham Manoj Rajegowda Robert A. Kaiser